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                                                                    Exhibit 99.1



N E W S   R E L E A S E
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MEDIA CONTACTS:

Chartered Singapore:                         For Chartered:
--------------------                         --------------
Rita Srinivasan                              Laurie Stanley, Wired
(65) 360.4368                                Island, Ltd.
ritasrinivasan@charteredsemi.com             (1) 510.656.0999
                                             nonamepr@pacbell.net

INVESTOR CONTACTS:
Larry James                                  Suresh Kumar
(1) 408.941.1110                             (65) 360.4060
jamesl@charteredsemi.com                     sureshk@charteredsemi.com




                      CHARTERED ADOPTS NEW DISCLOSURE POLICY

                      REITERATES FOURTH QUARTER GUIDANCE

                      ISSUES COMMENTS ON 2001 OUTLOOK



SINGAPORE - December 21, 2000 -- Chartered Semiconductor Manufacturing
(Nasdaq: CHRT and SGX-ST: CHARTERED) today reiterated its earlier earnings guidance for the fourth quarter 2000. Assuming that recent trends continue, the Company expects that fourth quarter earnings per American Depositary Share (ADS) will be approximately US$0.50 to US$0.52, and earnings per share (EPS) will be approximately US$0.05, all figures on a diluted basis. The Company expects that sequential revenue growth in the fourth quarter will be in the mid-single digits.

Visibility into 2001 is less clear at this stage, given the turbulence in many of the Company's end product markets and the evolving near term economic outlook. If recent market trends continue, it appears likely that Chartered will need to lower its prior guidance for year 2001 revenue and earnings. Also, based on the most recent trends, sequential revenue growth in the first quarter 2001 is likely to be down instead of up 5% as the Company had previously expected.

The Company will be completing its normal planning process over the coming weeks and will be providing updated guidance for 2001 when it reports its fourth quarter and year 2000 earnings results on January 30, 2001, Singapore time.

In commenting on the current outlook, Barry Waite, president & CEO of Chartered said, "While it appears that near term demand in many of the Company's end markets is being adversely impacted by inventory corrections, we believe that the long term

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outlook for the foundry services market has never been brighter due primarily to the compelling economics of outsourcing and the high growth rate of fabless semiconductor companies. Chartered will continue to focus its actions in such a way to take maximum advantage of this opportunity."

This update is being issued consistent with the policy the Company has chosen to adopt in light of the new US Securities and Exchange Commission Regulation FD (Fair Disclosure). Under its new practice, the Company anticipates issuing a mid-quarter guidance update, via news release, once each quarter on an on-going basis.

The Company plans to issue its fourth quarter and year 2000 earnings release on January 30, 2001, before the Singapore market open (January 29, 2001, after the U.S. market close). The release will be available on Chartered's website, First Call and other news wire services. The Company will also webcast its earnings conference call live at http://www.charteredsemi.com/investor/index_investor.htm on January 30, 2001 at 8:30am, Singapore time (January 29, 2001 at 4:30pm PT/7:30pm ET, U.S. time). The replay will be available on the website for one week.


ABOUT CHARTERED

Chartered Semiconductor Manufacturing is one of the world's top three silicon foundries. The Company's business model is distinguished by its strategy to build trusted long-term relationships, where manufacturing is part of a larger customer-service focus that includes joint development and implementation of new process technologies supporting novel applications within the broad communications market. Chartered operates five semiconductor fabrication facilities at its Singapore headquarters, with a sixth fab under construction.

A Company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market in the United States (NASDAQ:CHRT) and on the Singapore Exchange Securities Trading Limited in Singapore (SGX-ST:CHARTERED). The Company reported 1999 revenues of US$694.3 million. More than 3400 Chartered employees are based at 11 locations around the world. Information about Chartered Semiconductor Manufacturing can be found at www.charteredsemi.com


SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to Company's performance in the near term, the statements relating to the near term and longer term market outlook and the appropriateness of the Company's business model and strategy, reflect the Company's current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: the successful implementation of our partnership, technology and supply alliances; unforeseen delays or interruptions in the construction and ramp up of our fabrication facilities; the performance level of our fabrication facilities; changes in market outlook and trends; changes in economic fundamentals; customer demands; availability of materials, equipment, manpower and timely regulatory approvals, availability of financing and terms thereof and continued success in technological advances; unforeseen delays or difficulties in the implementation of the Company's technology roadmap. Although the Company believes the expectations reflected in such forward looking statements are based upon reasonable assumptions, it can give no assurance that these expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.